EX-3

     CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

                     Certificate of Amendment to
                      Articles of Incorporation
                    For Nevada Profit Corporation
    (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)


1.  Name of corporation: 5G Wireless Communications, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

     Article III of the Articles of Incorporation is amended to read:

     "Five Billion (5,000,000,000) shares of common stock with a par value of one tenth of one cent ($0.001) per share."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: Unanimous*

4.  Effective date of filing (optional):
___________________________________________
(must not be later than 90 days after the certificate is filed)

5.  Officer Signature (required): /s/  Jerry Dix
                                  Jerry Dix, CEO

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.